Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:
Net income	$163	$194	$147	$76	$28
Income taxes	83	104	69	8	18
Total fixed charges as below (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	140	158	190	197	219

Total earnings	$386	$456	$406	$281	$265

Fixed charges, as defined:
Interest on long-term debt	$109	$131	$151	$176	$201
Interest on short-term debt and other interest	23	13	22	7	3
Amortization of debt discount, expense and premium - net	7	8	9	7	8
Estimated interest component of operating rentals	4	7	8	8	7

Total fixed charges (a)	$143	$159	$190	$198	$219

Ratio of earnings to fixed charges	2.7	2.9	2.1	1.4	1.2

Preferred stock dividend requirements on a pre-tax basis	$27	$24	$4	$4	$5
Fixed charges, as above	143	159	190	198	219
Total fixed charges and preferred stock dividends	$170	$183	$194	$202	$224
Ratio of earnings to combined fixed charges and preferred stock dividends	2.3	2.5	2.1	1.4	1.2

(a)	Interest on unrecognized tax benefits is not included in fixed charges.